Exhibit 99.1

MINISO Announces Chairman Share Purchase Plan

GUANGZHOU, China, September 30, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) ("MINISO", "MINISO Group" or the "Company"), a global value retailer offering a variety of design-led lifestyle products, today announced that Mr. Guofu Ye, chairman of the board of directors, chief executive officer and the controlling shareholder of the Company, has informed the Company of his intention to use his personal funds to purchase up to an aggregate of US$5 million worth of the Company’s ordinary shares and/or American depositary shares ("ADS"), representing approximately 0.3% of the total issued share capital of the Company based on the ADS closing price as of September 28, 2022, within the next twelve months, pursuant and subject to, and consistent with, applicable laws, the relevant stock exchange rules and the Company’s securities trading policies.

As at the date of this press release, Mr. Ye is interested in approximately 61.6% of the total issued shares of the Company through entities controlled by him and/or his spouse, namely, Mini Investment Limited, YGF MC Limited and YYY MC Limited.

Mr. Ye makes his independent decision on the share purchase plan and its terms. The proposed share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules, regulations and internal policies. This share purchase plan demonstrates Mr. Ye’s confidence in the value and long-term growth of the Company.

Shareholders and potential investors should note that the proposed share purchase may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO's wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand "MINISO" as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO's mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO's products; expectations regarding MINISO's relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO's business and the industry. Further information regarding these and other risks is included in MINISO's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext. 8039

SOURCE MINISO Group Holding Limited

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